Exhibit 99.1

Appendix 2A - Application for quotation of securities

Announcement Summary

Entity name

ALTERITY THERAPEUTICS LIMITED

Announcement Type

New announcement

Date of this announcement

Friday July 19, 2024

The +securities to be quoted are:

+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B

Total number of +securities to be quoted

ASX +security code	+Security description	Number of +securities to be quoted	Issue date

ATH	ORDINARY FULLY PAID	75,220,800	18/07/2024

Refer to next page for full details of the announcement

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Appendix 2A - Application for quotation of securities

Part 1 - Entity and announcement details

1.1 Name of entity

ALTERITY THERAPEUTICS LIMITED

We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules.

1.2 Registered number type	Registration number

ABN	37080699065

1.3 ASX issuer code

ATH

1.4 The announcement is

New announcement

1.5 Date of this announcement

19/7/2024

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Appendix 2A - Application for quotation of securities

Part 2 - Type of Issue

2.1 The +securities to be quoted are:

+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B

Previous Appendix 3B details:

Announcement Date and Time	Announcement Title	Selected Appendix 3B to submit quotation request

18-Jul-2024 12:16	New - Proposed issue of securities - ATH	A placement or other type of issue

2.3a.2 Are there any further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B?

No

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Appendix 2A - Application for quotation of securities

Part 3A - number and type of +securities to be quoted where issue has previously been notified to ASX in an Appendix 3B

Placement Details

ASX +security code and description

ATH : ORDINARY FULLY PAID

Issue date

18/7/2024

Distribution Schedule

Provide a distribution schedule for the new +securities according to the categories set out in the left hand column - including the number of recipients and the total percentage of the new +securities held by the recipients in each category.

Number of +securities held	Number of holders	Total percentage of +securities held For example, to enter a value of 50% please input as 50.00
1 - 1,000		%
1,001 - 5,000		%
5,001 - 10,000		%
10,001 - 100,000		%
100,001 and over		%

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Appendix 2A - Application for quotation of securities

Issue details

Number of +securities to be quoted

75,220,800

Are the +securities being issued for a cash consideration?

Yes

In what currency is the cash consideration being paid?	What is the issue price per +security?

AUD - Australian Dollar	AUD 0.00540000

Any other information the entity wishes to provide about the +securities to be quoted

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Appendix 2A - Application for quotation of securities

Part 4 - Issued capital following quotation

Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the

+securities subject of this application)

ASX +security code and description	Total number of +securities on issue
ATH : ORDINARY FULLY PAID	5,320,336,118

ATHO : OPTION EXPIRING 31-AUG-2026	932,706,668

4.2 Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
ATHAAI : OPTION EXPIRING 31-AUG-2024 EX $0.007	1,935,759,704
ATHAAE : OPTION EXPIRING 29-NOV-2026 EX $0.0375	14,250,000
ATHAAF : OPTION EXPIRING 31-JUL-2024 EX $0.07	12,000,000
ATHAAG : OPTION EXPIRING 29-NOV-2026 EX $0.0238	11,900,000
ATHAAB : OPTION EXPIRING 17-SEP-2025 EX $0.09	35,000,000
ATHAAH : OPTION EXPIRING 19-DEC-2026 EX $0.0105	8,000,000
ATHAB : OPTION EXPIRING 13-MAR-2029 EX US$0.0031	62,500,000
ATHAA : OPTION EXPIRING 13-MAR-2029 EX $0.004	26,500,000
ATHAC : OPTION EXPIRING 21-MAR-2029 EX US$0.003	120,000,000
ATHAAD : OPTION EXPIRING 06-JAN-2026 EX $0.032	91,392,720

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